(d)(3)(ii)

January 1, 2018

Voya Series Fund, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Series Fund, Inc. (“VSFI”), on behalf of Voya Mid Cap Research Enhanced Index Fund (formerly, Voya Mid Cap Value Advantage Fund, the “Fund”), intending to be legally bound hereby, VIL, the investment manager to the Fund agrees that, from January 1, 2018 through October 1, 2019, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets) Classes
Name of Fund	A	C	I	O	R	T	W
Voya Mid Cap Research Enhanced Index Fund	0.95%	1.45%	0.70%	0.95%	1.20%	0.95%	0.70%

We are willing to be bound by this letter agreement to lower our fees for the period from January 1, 2018 through October 1, 2019.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply.  VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VSFI.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Series Fund, Inc.